UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission file Number 1-12804
MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)
MOBILE MINI, INC.
(Name of the issuer of the securities held pursuant to the Plan)
7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Financial Statements
And
Supplemental Schedules
December 31, 2010 and 2009

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST

*
Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee and Administrative Committee of
MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 24, 2011

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
as of December 31, 2010 and 2009

	2010	2009
Assets:

Investments at fair value	$10,028,058	$9,654,995
Notes receivable from participants	374,404	450,108
Investments sold receivable	37,110	—

Total assets	10,439,572	10,105,103
Liabilities:

Excess employee deferrals	(8,123)	(131,476)

Net assets reflecting investments at fair value	10,431,449	9,973,627
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(48,110)	(31,566)

Net assets available for benefits	$10,383,339	$9,942,061

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2010

Additions to net assets attributed to:

Contributions:
Participant	$908,165
Rollover	7,658

Total contributions	915,823

Interest income on notes receivable from participants	18,591

Investment income:
Net appreciation in fair value of investments	1,261,561
Interest and dividends	90,172

Total investment income	1,351,733

Total additions	2,286,147

Deductions from net assets attributed to:
Benefits paid to participants	1,839,628
Administrative fees	5,241

Total deductions	1,844,869

Net increase in net assets available for benefits	441,278
Net assets available for benefits:
Beginning of year	9,942,061

End of year	$10,383,339

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 1 — Plan Description
The following is only a general description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2008, Participants have the ability to request loans, hardship withdrawals or in-service withdrawals from their vested account balances during quarterly blackout periods. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.
Trustee The Plan has engaged Capital Bank & Trust (the “Trustee” or “CB&T”) as Trustee to the Plan. The Plan has engaged American Funds Distributors, Inc., to provide recordkeeping, custodial and administrative services to the Plan, and all Plan assets are held in trust with the Trustee.
Eligibility Employees are eligible to participate in the Plan with participant elective deferrals, the Company discretionary match, and the Company additional discretionary profit sharing contribution upon meeting the following criteria: (1) one year of service and (2) having attained age 21. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 426 and 644 active participants in the Plan as of December 31, 2010 and 2009, respectively.
Contributions Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company provides a discretionary match of 25% of the first 4%, not to exceed 1% of gross compensation and $2,000 annually. There was no discretionary match in 2010. At its sole discretion, the Company can make an additional discretionary profit sharing contribution to Participants who are employed by the Company on the last day of the plan year or have more than 500 hours of service for the plan year. There was no discretionary profit sharing contribution in 2010. Company contributions are invested directly in the Company’s common stock. The employees then have the right to diversify these investments. Participant and Company contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 1 — Plan Description (continued)
Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution and an allocation of the Company discretionary contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company discretionary contributions to date have been invested solely in common stock of the Plan Sponsor and are considered non-participant-directed.
As of December 31, 2010 and 2009, each Participant may elect to have his or her contributions invested in any one or any combination of nine investment funds. These funds include:
INVESCO Stable Value Fund which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
American Balanced Fund which seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.
EuroPacific Growth Fund which seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.
Investment Company of America Fund which seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.
Growth Fund of America which seeks long-term growth of capital through a diversified portfolio of common stocks
Allianz Renaissance Fund which seeks long-term capital growth and current income.
Oppenheimer Small Cap Value Fund which seeks capital appreciation.
Bond Fund of America which seeks the highest level of current income that is consistent with preservation of capital.
Mobile Mini, Inc. Common Stock Fund which invests in the common stock of Mobile Mini, Inc.
Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2010 and 2009, forfeited nonvested accounts totaled $8,192 and $6,909, respectively. During 2010 and 2009, $5,222 and $3,318, respectively, of forfeited nonvested accounts were used to pay administrative expenses.
Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2010, forfeited nonvested accounts were used to pay all Plan administrative and operating expenses.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 1 — Plan Description (continued)
Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2 and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the vested value of the Participant’s account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.
Notes Receivable from Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Notes receivable from participants as of December 31, 2010 and 2009 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2010, notes receivable from participants carried interest rates ranging from 4.25% to 9.25%, with maturities of 15 years or less. Principal and interest are paid ratably through payroll deductions.
Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.
Note 2 — Significant Accounting Policies
Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2010 and 2009 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2010. Actual results could differ from those estimates.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 2 — Significant Accounting Policies (continued)
Risks and Uncertainties The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits, particularly given recent volatility in the financial markets and the banking system. These and other economic events may have a significant adverse impact on investment portfolios in the near term.
Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.
Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at year-end.
Investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the accompanying statements of net assets available for benefits. The Plan invests in fully benefit-responsive investment contracts held in the INVESCO Stable Value Fund. The INVESCO Stable Value Fund is a collective trust.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Net Appreciation (Depreciation) in Fair Value The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.
Benefits Benefits are recorded when paid.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 2 — Significant Accounting Policies (continued)
New Accounting Pronouncements
Notes Receivable from Participants In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as notes receivable from participants (rather than investments) and measured at their unpaid principal balance, plus any accrued but unpaid interest. The guidance, which must be applied retrospectively, is effective for fiscal years after December 15, 2010 with early adoption permitted. The Plan adopted this guidance in its December 31, 2010 financial statements and has reclassified participant loans at December 31, 2009 from investments to notes receivable from participants. Total net assets available for benefits of the Plan were not affected by the adoption of the new guidance.
Note 3 — Fair Value Measurements
FASB Accounting Standards Codification (“ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 3 — Fair Value Measurements (continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to methodologies used at December 31, 2010 and 2009.
Common stock:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:	Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Collective trust:	Valued at fair value based on the change in present value of the contract’s replacement cost.
The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 3 — Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$2,425,062	$—	$—	$2,425,062

Mutual funds:
Growth funds	3,613,781	—	—	3,613,781
Growth and income funds	1,390,145	—	—	1,390,145
Balanced funds	662,367	—	—	662,367
Bond funds	225,148	—	—	225,148

Total mutual funds	5,891,441	—	—	5,891,441
Collective trust	—	1,711,555	—	1,711,555

Total investments at fair value	$8,316,503	$1,711,555	$—	$10,028,058

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$2,153,240	$—	$—	$2,153,240

Mutual funds:
Growth funds	3,628,738	—	—	3,628,738
Growth and income funds	1,395,306	—	—	1,395,306
Balanced funds	615,379	—	—	615,379
Bond funds	209,567	—	—	209,567

Total mutual funds	5,848,990	—	—	5,848,990
Collective trust	—	1,652,765	—	1,652,765

Total investments at fair value	$8,002,230	$1,652,765	$—	$9,654,995

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 4 — Investments
Investments consist of the following at December 31, 2010 and 2009:

	2010		2009
INVESCO Stable Value Fund	$1,711,555	*	$1,652,765	*
American Balanced Fund	662,367	*	615,379	*
EuroPacific Growth Fund	1,363,946	*	1,433,666	*
Investment Company of America Fund	1,390,145	*	1,395,306	*
Growth Fund of America	1,623,661	*	1,685,913	*
Allianz Renaissance Fund	241,542		195,046
Oppenheimer Small Cap Value Fund	384,632		314,113
Bond Fund of America	225,148		209,567

	7,602,996		7,501,755

Mobile Mini, Inc. Common Stock Fund:
Participant-directed	1,792,178		1,554,832
Non-participant-directed	632,884		598,408

Total Mobile Mini, Inc. Common Stock Fund	2,425,062	*	2,153,240	*

	$10,028,058		$9,654,995

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.
During 2010, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $1,261,561 as follows:

2010
Mobile Mini, Inc. Common Stock Fund	$736,161
Mutual Funds	525,400

$1,261,561

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 4 — Investments (continued)
All of the Plan’s investment funds are mutual funds except the Mobile Mini, Inc. Common Stock and INVESCO Stable Value Fund.
Note 5 — Non-participant-directed Investments
Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2010 is presented as follows:

2010

Changes in non-participant-directed net assets:
Investment income	$224,724
Benefits paid	(131,788)
Transfers to participant-directed investments	(58,460)

Increase in net assets	34,476

Net assets invested in Mobile Mini, Inc. Common Stock Fund:
Beginning of year	598,408

End of year	$632,884

Non-participant-directed investments consist of investments in the Company’s common stock. After the initial investment in the common stock by the Company, participants have the option of transferring their respective balance in the Company’s common stock to an investment option of their choosing.
Note 6 — Excess Employee Deferrals
The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2010 and 2009 Plan years, and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2010 and 2009 and refunded in 2011 and 2010 was $8,123 and $131,476, respectively.

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 7 — Tax Status of the Plan
The Plan is a non-standardized prototype plan developed by the Trustee of the Plan. The non-standardized prototype plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the non-standardized prototype plan, as then designed, was in compliance with the applicable requirements of the Code. The non-standardized prototype plan has been amended since receiving the opinion letter consisting primarily of changes to regulations. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust remains tax-exempt at December 31, 2010. Accordingly, no provision for income taxes has been made in the accompanying financial statements.
Note 8 — Parties in Interest
Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in the Company’s common stock. These transactions are considered exempt party-in-interest transactions. There was no discretionary match or discretionary contribution in 2010. The administrative fees of $5,241 for the 2010 plan year are considered exempt party-in-interest transactions.
Note 9 — Delinquent participant contributions
Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the Company’s general assets. While the Company remitted all employee contributions to the Plan, contributions of $1,500 were not remitted within the required time period for the year ended December 31, 2010. The Company has remitted these delinquent employee contributions, including lost earnings on January 4, 2011.
Note 10 — Subsequent Events
Plan management has evaluated subsequent events through June 24, 2011, which is the date the financial statements of the Plan were available to be issued.

SUPPLEMENTAL SCHEDULES

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001
Schedule H, Line 4(a); Schedule of Delinquent Participant Contributions
for the Year Ended December 31, 2010

Total Fully
Corrected
Under
Voluntary
Fiduciary
Correction
		Table that Constitute Nonexempt Prohibited			Program
Participant	Check Here if	Transactions			(VFCP)
Contributions	Late Participant		Contributions	Contribution	and Prohibited
Transferred	Loan	Contributions	Corrected	Pending	Transaction
Late	Repayments are	not	Outside	Correction in	Exemption
to the Plan	Included:	Corrected	VFCP	VFCP	2002-51

$1,500		$1,500
See Report of Independent Registered Public Accounting Firm

MOBILE MINI, INC.
PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
as of December 31, 2010

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Interest Rate, Collateral,			(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost		Value

*	INVESCO	INVESCO Stable Value Fund	$	***	$1,711,555

*	American Funds	American Balanced Fund		***	662,367

*	American Funds	EuroPacific Growth Fund		***	1,363,946

*	American Funds	Investment Company of America Fund		***	1,390,145

*	American Funds	Growth Fund of America		***	1,623,661

*	Allianz	Allianz Renaissance Fund		***	241,542

*	Oppenheimer	Oppenheimer Small Cap Value Fund		***	384,632

*	American Funds	Bond Fund of America		***	225,148

**	Mobile Mini, Inc.	Common stock of plan sponsor		1,658,185	2,425,062

	Notes receivable from	Various rates of interest ranging from
	participants	4.25% to 9.25%, maturity dates through March 2025, and collateralized by the participant’s account balance.		-0-	374,404

					$10,402,462

*	- Indicates a party-in-interest to the Plan for which statutory exemptions exist.

**	- Investment qualifies as a party-in-interest to the Plan.

***	- Investments are participant directed, therefore disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
June 24, 2011	By:	/s/ Mark E. Funk
Mark E. Funk
Executive Vice President, Chief Financial Officer of Mobile Mini, Inc.